Filed Pursuant to Rule 433

Registration No. 333-156118

Subject to Completion

Preliminary Term Sheet dated January 5, 2009

Units
Accelerated Return Notes[SM]
Linked to the Nikkei 225® Index
due April , 2010
$10 principal amount per unit
Term Sheet No. 9

Expected Pricing Date*	January , 2009
Settlement Date*	February , 2009
Maturity Date*	April , 2010
CUSIP No.	

Aktiebolaget Svensk Exportkredit (Publ) (Swedish Export Credit Corporation)

Accelerated Return Notes[SM]

- *3-to-1 upside exposure, subject to a cap of 15% to 19%*
- *A maturity of approximately 14 months*
- *1-to-1 downside exposure, with no downside limit*
- *No periodic interest payments*
- *Application may be made to list on NYSE Arca under the symbol "NGU"*
- *This debt is **not** guaranteed under the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program*

STRUCTURED INVESTMENTS
PRINCIPAL PROTECTION
ENHANCED INCOME
MARKET PARTICIPATION
ENHANCED PARTICIPATION

The Notes will have the terms specified in this term sheet as supplemented by the documents indicated herein under “Additional Note Terms” (together the “Note Prospectus”). Investing in the Notes involves a number of risks. See “Risk Factors” on page TS-5 of this term sheet and beginning on page P-4 of product supplement ARN-3.

In connection with this offering, each of Merrill Lynch, Pierce, Fenner & Smith Incorporated and its broker-dealer affiliate First Republic Securities Company, LLC is acting in its capacity as a principal.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price (1)	$10.00	$
Underwriting discount (1)	$.20	$
Proceeds, before expenses, to SEK	$9.80	$

(1)	The public offering price and underwriting discount for any purchase of 500,000 units or more in a single transaction by an individual investor will be $9.95 per unit and $.15 per unit, respectively.

*Depending on the date the Notes are priced for initial sale to the public (the “Pricing Date”), which may be in January or February 2009, the settlement date may occur in January or February 2009 and the maturity date may occur in March or April 2010. Any reference in this term sheet to the month in which the Pricing Date, settlement date or maturity date will occur is subject to change as specified above.

“Accelerated Return NotesSM” is a service mark of Merrill Lynch & Co., Inc.

“ARNs®” is a registered service mark of Merrill Lynch & Co., Inc.

“Nikkei 225® Index” is a registered service mark of Nikkei, Inc. and has been authorized for use by SEK.

Merrill Lynch & Co.

January     , 2009

Summary

The Accelerated Return NotesSM Linked to the Nikkei 225® Index due April     , 2010 (the “Notes”) are senior unsecured debt securities of Aktiebolaget Svensk Exportkredit (Publ) (Swedish Export Credit Corporation) and are not guaranteed or insured by the Federal Deposit Insurance Corporation (“FDIC”) or secured by collateral. The Notes will rank equally with all of SEK’s other unsecured and unsubordinated debt, and any payments due on the Notes, including any repayment of principal, will be subject to the credit risk of SEK. The Notes provide a leveraged return for investors, subject to a cap, if the level of the Nikkei 225® Index (the “Index”) increases moderately from the Starting Value of the Index, determined on the Pricing Date, to the Ending Value of the Index, determined on the Calculation Days shortly prior to the maturity date of the Notes. Investors must be willing to forego interest payments on the Notes and willing to accept a return that is capped or a repayment that is less, and potentially significantly less, than the Original Offering Price of the Notes.

Terms of the Notes	Determining Payment at Maturity for the Notes

Hypothetical Payout Profile

This graph reflects the hypothetical returns on the Notes, assuming a Capped Value of 17%, the midpoint of the range of 15% and 19%. The green line reflects the hypothetical returns on the Notes, while the dotted gray line reflects the hypothetical returns of a direct investment in the stocks included in the Index, excluding dividends.

This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Starting Value, Ending Value, Capped Value and the term of your investment.

Hypothetical Payments at Maturity

Set forth below are three examples of payment at maturity calculations (rounded to two decimal places), assuming a hypothetical Starting Value of 8,747.17, the closing level of the Index on December 29, 2008, and a Capped Value of $11.70, the midpoint of the range of $11.50 and $11.90.

Example 1—The hypothetical Ending Value is equal to 80% of the hypothetical Starting Value:

Hypothetical Starting Value: 8,747.17

Hypothetical Ending Value:  6,997.74

$10 ×	(6,997.74)	= $8.00
8,747.17

Payment at maturity (per unit) = $8.00

Example 2—The hypothetical Ending Value is equal to 102% of the hypothetical Starting Value:

Hypothetical Starting Value: 8,747.17

Hypothetical Ending Value:  8,922.11

$10 +	($30 ×	(8,922.11 – 8,747.17))	= $10.60
8,747.17

Payment at maturity (per unit) = $10.60

Example 3—The hypothetical Ending Value is equal to 150% of the hypothetical Starting Value:

Hypothetical Starting Value:  8,747.17

Hypothetical Ending Value: 13,120.76

$10 +	($30 ×	(13,120.76 – 8,747.17))	= $25.00
8,747.17

Payment at maturity (per unit) = $11.70 (Payment at maturity (per unit) cannot be greater than the Capped Value)

The following table illustrates, for a hypothetical Starting Value of 8,747.17 (the closing level of the Index on December 29, 2008) and a range of hypothetical Ending Values of the Index:

▪	the percentage change from the hypothetical Starting Value to the hypothetical Ending Value;
▪	the total amount payable on the maturity date per unit (rounded to two decimal places);
▪	the total rate of return to holders of the Notes;
▪	the pretax annualized rate of return to holders of the Notes; and
▪

the pretax annualized rate of return of a hypothetical direct investment in the stocks included in the Index, which includes an assumed aggregate dividend yield of 2.48% per annum, as more fully described below.

The table below assumes a Capped Value of $11.70, the midpoint of the range of $11.50 and $11.90.

Hypothetical Ending Value	Percentage change from the hypothetical Starting Value to the hypothetical Ending Value	Total amount payable on the maturity date per unit	Total rate of return on the Notes	Pretax annualized rate of return on the Notes (1)	Pretax annualized rate of return of the stocks included in the Index (1)(2)
4,373.59	-50%	$5.00	-50.00%	-51.61%	-48.66%
5,248.30	-40%	$6.00	-40.00%	-39.49%	-36.70%
6,123.02	-30%	$7.00	-30.00%	-28.48%	-25.79%
6,997.74	-20%	$8.00	-20.00%	-18.32%	-15.73%
7,872.45	-10%	$9.00	-10.00%	-8.87%	-6.34%
8,047.40	-8%	$9.20	-8.00%	-7.05%	-4.53%
8,222.34	-6%	$9.40	-6.00%	-5.26%	-2.74%
8,397.28	-4%	$9.60	-4.00%	-3.49%	-0.98%
8,572.23	-2%	$9.80	-2.00%	-1.73%	0.76%
8,747.17 (3)	0%	$10.00	0.00%	0.00%	2.49%
8,922.11	2%	$10.60	6.00%	5.08%	4.19%
9,097.06	4%	$11.20	12.00%	10.00%	5.88%
9,272.00	6%	$11.70 (4)	17.00%	13.99%	7.55%
9,446.94	8%	$11.70	17.00%	13.99%	9.20%
9,621.89	10%	$11.70	17.00%	13.99%	10.83%
10,496.60	20%	$11.70	17.00%	13.99%	18.76%
11,371.32	30%	$11.70	17.00%	13.99%	26.32%
12,246.04	40%	$11.70	17.00%	13.99%	33.57%
13,120.76	50%	$11.70	17.00%	13.99%	40.52%

(1)	The annualized rates of return specified in this column are calculated on a semiannual bond equivalent basis and assume an investment term from December 30, 2008 to February 28, 2010, a term expected to be similar to that of the Notes.

(2)	This rate of return assumes:

(a)	a percentage change in the aggregate price of the stocks included in the Index that equals the percentage change in the level of the Index from the hypothetical Starting Value to the relevant hypothetical Ending Value;

(b)	a constant dividend yield of 2.48% per annum, paid quarterly from the date of initial delivery of the Notes, applied to the level of the Index at the end of each quarter assuming this value increases or decreases linearly from the hypothetical Starting Value to the applicable hypothetical Ending Value; and

(c)	no transaction fees or expenses.

(3)	This is the hypothetical Starting Value, the closing level of the Index on December 29, 2008. The actual Starting Value will be determined on the Pricing Date and will be set forth in the final term sheet made available in connection with sales of the Notes.

(4)	The total amount payable on the maturity date per unit cannot exceed the assumed Capped Value of $11.70 (the midpoint of the range of $11.50 and $11.90).

The above figures are for purposes of illustration only. The actual amount you receive and the resulting total and pretax annualized rates of return will depend on the actual Starting Value, Ending Value, Capped Value and the term of your investment.

Risk Factors

An investment in the Notes involves significant risks. The following is a list of certain of the risks involved in investing in the Notes. You should carefully review the more detailed explanation of risks relating to the Notes in the “Risk Factors” section included in the product supplement and the “Risk Associated with Foreign Currency Notes and Indexed Notes” section included in the prospectus supplement identified below under “Additional Note Terms”. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

▪	Your investment may result in a loss.

▪	Your yield may be lower than the yield on other debt securities of comparable maturity.

▪	Your return is limited and may not reflect the return on a direct investment in the stocks included in the Index.

▪	You must rely on your own evaluation of the merits of an investment linked to the Index.

▪	You will not have the right to receive cash dividends or exercise ownership rights with respect to the stocks included in the Index.

▪

In seeking to provide investors with what we believe to be commercially reasonable terms for the Notes while providing Merrill Lynch with compensation for its services, we have considered the costs of developing, hedging and distributing the Notes. If a trading market develops for the Notes (and such a market may not develop), these costs are expected to affect the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date.

▪	The publisher of the Index may adjust the Index in a way that affects its level, and such publisher has no obligation to consider your interests.

▪	Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor.

▪	Purchases and sales by Merrill Lynch and its affiliates may affect your return.

▪	Your return may be affected by factors affecting international securities markets.

▪	Merrill Lynch may do business with underlying companies.

▪	Tax consequences are uncertain. See “U.S. Federal Income Taxation Considerations” below and “Certain U.S. Federal Income Taxation Considerations” in product supplement ARN-3.

In addition to these risk factors, it is important to bear in mind that the Notes are senior debt securities of SEK and are not guaranteed or insured by the FDIC or secured by collateral. The Notes will rank equally with all of SEK’s unsecured and unsubordinated debt, and any payments due on the Notes, including any repayment of principal, will be subject to the credit risk of SEK.

Investor Considerations

You may wish to consider an investment in the Notes if:

▪	You anticipate that the Index will appreciate moderately from the Starting Value to the Ending Value.

▪	You accept that your investment may result in a loss, which could be significant, if the level of the Index decreases from the Starting Value to the Ending Value.

▪	You accept that the return on the Notes will not exceed the return represented by the Capped Value.

▪	You are willing to forego interest payments on the Notes, such as fixed or floating rate interest paid on traditional interest bearing debt securities.

▪	You want exposure to the Index with no expectation of dividends or other benefits of owning the underlying securities.

▪

You are willing to accept that there is no assurance that the Notes will be listed or remain listed on NYSE Arca. You understand that any listing does not ensure that a trading market will develop for the Notes or that there will be liquidity in any trading market. You understand that secondary market prices for the Notes, if any, will be affected by various factors, including the perceived creditworthiness of SEK.

The Notes may not be appropriate investments for you if:

▪

You anticipate that the Index will depreciate from the Starting Value to the Ending Value or that the Index will not appreciate sufficiently over the term of the Notes to provide you with your desired return.

▪	You are seeking principal protection or preservation of capital.

▪	You seek a return on your investment that will not be capped at a percentage that will be between 15% and 19%.

▪	You seek interest payments or other current income on your investment.

▪	You want to receive dividends or other distributions paid on the stocks included in the Index.

▪	You want assurances that there will be a liquid market if and when you want to sell the Notes prior to maturity.

Other Provisions

We may deliver the Notes against payment therefor in New York, New York on a date that is in excess of three business days following the Pricing Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement on the Notes occurs more than three business days from the Pricing Date, purchasers who wish to trade Notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

If you place an order to purchase these offered securities, you are consenting to each of Merrill Lynch and its broker-dealer affiliate First Republic Securities Company, LLC acting as a principal in effecting the transaction for your account. Merrill Lynch is acting as an underwriter and/or selling agent for this offering and will receive underwriting compensation from the issuer of the securities.

The Index

The Nikkei 225 Index

All disclosure contained in this index supplement regarding the Nikkei 225 Index, including, without limitation, its make-up, method of calculation and changes in its components has been derived from publicly available sources. The information reflects the policies of Nikkei, Inc. (“Nikkei”) as stated in these sources and these policies are subject to change at the discretion of Nikkei. SEK and Merrill Lynch have not independently verified and make no representation as to the accuracy or completeness of such information. None of SEK, the Calculation Agent and Merrill Lynch accepts any responsibility for the calculation, maintenance or publication of the Nikkei 225 Index or any successor index.

The Nikkei 225 Index (Bloomberg, L.P. index symbol “NKY”) is a stock index calculated, published and disseminated by Nikkei that measures the composite price performance of selected Japanese stocks. The Nikkei 225 Index is currently comprised of 225 stocks that trade on the Tokyo Stock Exchange (“TSE”) and represents a broad cross-section of Japanese industry. All 225 of the stocks underlying the Nikkei 225 Index (the “Nikkei 225 Underlying Stocks”) are among the 450 most liquid stocks listed in the First Section of the TSE. Futures and options contracts on the Nikkei 225 Index are traded on the Singapore International Monetary Exchange, the Osaka Securities Exchange and the Chicago Mercantile Exchange.

The 450 most liquid stocks are classified into six sector categories: Technology, Financials, Consumer Goods, Materials, Capital Goods/Others and Transportation and Utilities. These six sector categories are further divided into 36 industrial classifications as follows:

•	Technology — Pharmaceuticals, Electrical machinery, Automobiles, Precision machinery, Telecommunications

•	Financials — Banks, Miscellaneous finance, Securities, Insurance

•	Consumer Goods — Marine products, Food, Retail, Services

•	Materials — Mining, Textiles, Paper & pulp, Chemicals, Oil, Rubber, Ceramics, Steel, Nonferrous metals, Trading House

•	Capital Goods/Others — Construction, Machinery, Shipbuilding, Transportation equipment, Miscellaneous manufacturing, Real estate

•	Transportation and Utilities — Railroads & Buses, Trucking, Shipping, Airlines, Warehousing, Electric power, Gas

Half of the number of stocks from a sector will be considered the “Appropriate Number of Issues” for that sector to be included in the Index. If the number of stocks from a sector is greater than or less than the Appropriate Number of Issues for that sector, Nikkei will make adjustments to the composition of the Nikkei 225 Index to restore the appropriate sector balance.

The Nikkei 225 Index is a modified, price-weighted index. Each stock’s weight in the Nikkei 225 Index is based on its price per share rather than the total market capitalization of the issuer. Nikkei calculates the Nikkei 225 Index by multiplying the per share price of each Nikkei 225 Underlying Stock by the corresponding weighting factor for that Nikkei 225 Underlying Stock (a “Weight Factor”), calculating the sum of all these products and dividing that sum by a divisor. The divisor, initially set on May 16, 1949 at 225, is subject to periodic adjustments as set forth below. It was last adjusted on October 1, 2008 to 24.687 and remains unchanged as of December 31, 2008. Each Weight Factor is computed by dividing ¥50 by the par value of the relevant Nikkei 225 Underlying Stock, so that the share price of each Nikkei 225 Underlying Stock when multiplied by its Weight Factor corresponds to a share price based on a uniform par value of ¥50. Each Weight Factor represents the number of shares of the related Nikkei 225 Underlying Stock which are included in one trading unit of the Nikkei 225 Index. The stock prices used in the calculation of the Nikkei 225 Index are those reported by a primary market for the Nikkei 225 Underlying Stocks, which is currently the TSE. The level of the Nikkei 225 Index is calculated once per minute during TSE trading hours.

In order to maintain continuity in the level of the Nikkei 225 Index in the event of certain changes due to non-market factors affecting the Nikkei 225 Underlying Stocks, such as the addition or deletion of stocks, substitution of stocks, stock dividends, stock splits or distributions of assets to stockholders, the divisor used in calculating the Nikkei 225 Index is adjusted in a manner designed to prevent any instantaneous change or discontinuity in the level of the Nikkei 225 Index. The divisor remains at the new value until a further adjustment is necessary as the result of another change. As a result of each change affecting any Nikkei 225 Underlying Stock, the divisor is adjusted in such a way that the sum of all share prices immediately after the change multiplied by the applicable Weight Factor and divided by the new divisor, i.e., the level of the Nikkei 225 Index immediately after the change, will equal the level of the Nikkei 225 Index immediately prior to the change.

The Nikkei 225 Underlying Stocks may be deleted or added by Nikkei. Any stock becoming ineligible for listing in the First Section of the TSE due to any of the following reasons will be deleted from the Nikkei 225 Underlying Stocks: bankruptcy of the issuer; merger of the issuer into, or acquisition of the issuer by, another company; delisting of the stock or transfer of the stock to the “Seiri-Post” because of excess debt of the issuer or because of any other reason; or transfer of the stock to the Second Section of the TSE. In addition, a component stock transferred to the “Kanri–Post” (Posts for stocks under supervision) is in principle a candidate for deletion. Upon deletion of a stock from the Nikkei 225 Index, Nikkei will select, in accordance with certain criteria established by it, a replacement for the deleted Nikkei 225 Underlying Stock. In an exceptional case, a newly listed stock in the First Section of the TSE that is recognized by Nikkei to be representative of a market may be added to the Nikkei 225 Underlying Stocks. As a result, an existing Nikkei 225 Underlying Stock with low trading volume and not representative of a market will be deleted.

None of SEK, Merrill Lynch and Nikkei accepts any responsibility for the calculation, maintenance or publication of the Nikkei 225 Index or any successor index. Nikkei disclaims all responsibility for any errors or omissions in the calculation and dissemination of the Nikkei 225 Index or the manner in which the Nikkei 225 Index is applied in determining any Starting Value or Ending Value or any Redemption Amount payable to you on the maturity date of the Notes.

The Tokyo Stock Exchange

The TSE is one of the world’s largest securities exchanges in terms of market capitalization. Trading hours are currently from 9:00 A.M. to 11:00 A.M. and from 12:30 P.M. to 3:00 P.M., Tokyo time, Monday through Friday.

Due to the time zone difference, on any normal trading day the TSE will close prior to the opening of business in New York City on the same calendar day. Therefore, the closing level of the Nikkei 225 Index on a trading day will generally be available in the United States by the opening of business on the same calendar day.

The TSE has adopted certain measures, including daily price limits on individual stocks, intended to protect investors from excessively volatile markets resulting from imbalances in the buy/sell equilibrium or due to speculative trading. In general, any stock listed on the TSE cannot be traded at a price lower than the applicable price floor or higher than the applicable price ceiling. These price floors and ceilings are expressed in absolute Japanese yen, rather than percentage limits based on the closing price of the stock on the previous trading day. In addition, when there is a major order imbalance in a listed stock, the TSE posts a “special bid quote” or a “special asked quote” for that stock at a specified higher or lower price level than the stock’s last sale price in order to solicit counter-orders and balance supply and demand for the stock. Prospective investors should also be aware that the TSE may suspend the trading of individual stocks in certain limited and extraordinary circumstances, including, for example, unusual trading activity in that stock. As a result, changes in the Nikkei 225 Index may be limited by price limitations or special quotes, or by suspension of trading, on individual stocks which comprise the Nikkei 225 Index, and these limitations may, in turn, adversely affect the value of the Notes.

License Agreement

Nikkei and SEK have entered into or, to the extent required, will enter into a non-exclusive license agreement providing for the license to SEK, in exchange for a fee, of a right to use indices owned and published by Nikkei in connection with some securities, including the Notes.

Nikkei is under no obligation to continue the calculation and dissemination of the Nikkei 225 Index. The Notes are not sponsored, endorsed, sold or promoted by Nikkei. No inference should be drawn from the information contained in this term sheet that Nikkei makes any representation or warranty, implied or express, to SEK, the holder of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes in particular or the ability of the Notes to track general stock market performance. Nikkei has no obligation to take the needs of SEK or the holders of the Notes into consideration in determining, composing or calculating the Nikkei 225 Index. Nikkei is not responsible for, and has not participated in the determination of the timing of, prices for, or quantities of, the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be settled in cash. Nikkei has no obligation or liability in connection with the administration or marketing of the Notes.

The use of and reference to the Nikkei 225 Index in connection with the Notes have been consented to by Nikkei, the publisher of the Index. The copyright relating to the Nikkei 225 Index and intellectual property rights as to the indications for “Nikkei” and the Nikkei 225 Index and any other rights belong to Nikkei, Inc.

The following graph sets forth the monthly historical performance of the Index in the period from January 2003 through December 2008. This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the Index during any period set forth below is not an indication that the Index is more or less likely to increase or decrease at any time over the term of the Notes. On December 30, 2008, the closing level of the Index was 859.56.

U.S. Federal Income Taxation Considerations

The following is a discussion of the principal U.S. federal income tax consequences of the purchase, ownership and disposition of the Notes by a holder who purchases Notes in the initial offering at their Original Offering Price and holds the Notes as capital assets. This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations and proposed Treasury regulations issued under the Code, Internal Revenue Service (“IRS”) rulings and pronouncements and judicial decisions now in effect, all of which may change, possibly with retroactive effect.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to U.S. holders in light of their particular circumstances, such as holders to whom special tax treatment applies, including (1) banks, regulated investment companies, real estate investment trusts, insurance companies, dealers in securities or currencies, tax-exempt organizations or partnerships or other entities classified as partnerships for U.S. federal income tax purposes, (2) persons holding Notes as part of a straddle, hedge, conversion transaction or other integrated investment, (3) persons whose functional currency is not the U.S. dollar, or (4) traders in securities that elect to use a mark to market method of accounting for their securities holdings. In addition, this discussion does not address alternative minimum taxes or state, local or foreign taxes.

For purposes of the following discussion, the term “U.S. holder” means a beneficial owner of the Notes that is, for U.S. federal income tax purposes, (i) an individual citizen or resident of the United States, (ii) a U.S. domestic corporation or (iii) any other entity or person generally subject to U.S. federal income tax on a net income basis.

The following discussion assumes that none of the companies included in the Index is, or will become at any time during the term of the Notes, either a passive foreign investment company or a United States real property holding company, in each case as determined for U.S. federal income tax purposes. Prospective investors should note that if that assumption is not accurate, then it is possible that the U.S. federal income tax consequences of owning the Notes could differ significantly from the consequences described below.

No statutory, administrative or judicial authority directly addresses the treatment of holders of Notes for U.S. federal income tax purposes. As a result, no assurance can be given that the IRS or a court will agree with the tax consequences described in this discussion. A differing treatment from that assumed below could adversely affect the amount, timing and character of income, gain or loss in respect of an investment in the Notes. Prospective investors are urged to consult their own tax advisors with respect to the U.S. federal income tax consequences of the purchase, ownership and disposition of the Notes in light of their own particular circumstances, as well as the effect of any state, local or foreign tax laws.

Consequences to U.S. holders

We intend to take the position that the Notes will be treated for U.S. federal income tax purposes as prepaid forward contracts to purchase the Index and, by purchasing a Note, you will be deemed to have agreed to that treatment. The remainder of this discussion assumes that Notes will be so treated. We also will take the position that at the time of issuance of your Note you deposit irrevocably with us a fixed amount of cash equal to the purchase price of your Note to assure the fulfillment of your purchase obligation, which deposit will be non-interest bearing and will be unconditionally and irrevocably applied at the maturity date to satisfy that obligation at the maturity date. Although you will be obligated to treat the purchase price as a deposit for U.S. federal income tax purposes, the cash proceeds that we will receive from the offering will not be segregated by us during the term of your Note, but instead will be commingled with our other assets.

Sale, exchange or other taxable disposition of Notes. A U.S. holder’s initial tax basis in the Notes should be the price at which the U.S. holder purchased the Notes. Upon the sale, exchange or other disposition of Notes in a taxable disposition, a U.S. holder should generally recognize gain or loss equal to the difference between the proceeds received (including amounts received at maturity) and the U.S. holder’s adjusted tax basis in the Note. Under the treatment agreed to above, the gain or loss generally will be capital gain or loss and generally will be long-term capital gain or loss if the U.S. holder held the Note more than one year immediately before the disposition. Long-term capital gains of individuals are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Potential Application of Constructive Ownership Rules. Some or all of the net long-term capital gain arising from certain constructive ownership transactions may be characterized as ordinary income, in which case an interest charge would be imposed on any deemed underpayment of tax with respect to the deferral of such ordinary income. The “constructive ownership” rules could potentially be applicable to Notes with a term greater than one year in circumstances where the underlying equity includes an equity interest in a “pass-through entity,” as defined under the Code (such as a regulated investment company, a passive foreign investment company or a real estate investment trust). These rules have no immediate application to certain derivative financial instruments, including any Notes, where the underlying equity represents an index or stock of a specific company, assuming the specific company and each of the companies included in the Index is not, and will not become at any time during the term of the Notes, a passive foreign investment company, a regulated investment company or a real estate investment trust for U.S. federal income tax purposes. These rules, however, grant discretionary authority to the U.S. Treasury Department to expand the scope of “constructive ownership” transactions to include certain derivative financial instruments in respect of the stock of all corporations. These rules also direct the U.S. Treasury Department to promulgate regulations excluding a forward contract that does not convey “substantially all” of the economic return on any underlying asset from the scope of “constructive ownership” transactions. This category may include the Notes. It is not possible to predict whether such regulations will be promulgated by the U.S. Treasury Department, or the form or effective date that any regulations that may be promulgated might take.

Possible alternative treatments. Due to the absence of authorities that directly address the proper characterization of the Notes, the absence of comparable instruments for which there is a widely accepted tax treatment and because we are not requesting a ruling from the IRS with respect to the Notes, no assurance can be given that the IRS will accept, or that a court will uphold, the characterization and tax treatment of the Notes described above. Under alternative characterizations of the Notes, it is possible, for example, that the Notes could be treated as contingent payment debt instruments, or as including a debt instrument and a forward contract or two or more options. If the IRS were successful in asserting an alternative characterization of the Notes, the timing and character of income on the Notes could differ materially from the above description.

Backup withholding tax and information reporting. Unless a U.S. holder is an exempt recipient such as a corporation, payments on the Notes and the proceeds received from the sale of Notes will be subject to information reporting and may also be subject to U.S. federal backup withholding tax if the U.S. holder fails to supply an accurate taxpayer identification number or otherwise fails to comply with applicable U.S. information reporting or certification requirements. Any amounts withheld under the backup withholding rules will be allowed as a credit against a U.S. holder’s U.S. federal income tax liability if the U.S. holder provides the required information to the IRS.

Regulatory and Legislative Developments Related to Taxation of Prepaid Forward Contracts

On December 7, 2007, the IRS and U.S. Treasury Department issued a notice requesting public comments on a comprehensive set of tax policy issues raised by prepaid forward contracts, including several different approaches under which U.S. holders of prepaid forward contracts could be required to recognize ordinary income on a current basis, or could be treated as owning directly the assets subject to the prepaid forward contract. Although it is currently uncertain what future guidance will result from the notice, the notice leaves open the possibility that such guidance could have retroactive application. In addition, on December 19, 2007, legislation was introduced for consideration in the United States Congress that, if enacted into law, would require current accrual of interest income on prepaid derivative contracts with a term of more than one year (which would include financial instruments similar to the Notes) acquired after the date of the legislation’s enactment. The legislation also would implement special income accrual rules for publicly traded prepaid derivative contracts. The schedule for consideration of this legislation and the outcome of the legislative process currently is uncertain.

The IRS and U.S. Treasury Department previously issued proposed regulations that would require current accrual of income with respect to contingent nonperiodic payments made under certain notional principal contracts. The preamble to the proposed regulations states that the “wait and see” method of tax accounting does not properly reflect the economic accrual of income on such contracts, and requires current accrual of income with respect to some contracts already in existence at the time the proposed regulations were released. While the proposed regulations do not apply to derivative financial instruments other than notional principal contracts, the preamble to the proposed regulations expresses the view that similar timing issues exist in the case of prepaid forward contracts. If the IRS published future guidance requiring current accrual of income with respect to contingent payments on prepaid forward contracts, it is possible that you could be required to accrue income over the term of the Notes.

U.S. holders are urged to consult their tax advisors regarding the potential effects of the foregoing developments on the tax treatment of the Notes.

Consequences to non-U.S. holders

Gain or loss on disposition. A non-U.S. holder will not be subject to U.S. federal income tax on gain realized on the sale, exchange, maturity or repurchase by SEK of a Note unless (1) the gain is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States or (2) in the case of gain realized by an individual non-U.S. holder, the non-U.S. holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

Information reporting and backup withholding. In general, backup withholding and information reporting will not apply to payments made by us or our paying agents, in their capacities as our paying agents, to a non-U.S. holder as long as the income associated with the payments is otherwise exempt from U.S. federal income tax and the holder has provided the required certification that it is a non-U.S. holder, if requested by the paying agent.

Estate Tax

In the case of a holder of a Note that is an individual who will be subject to U.S. federal estate tax only with respect to U.S. situs property (generally an individual who at death is neither a citizen nor a domiciliary of the United States) or an entity the property of which is potentially includable in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), the holder of a Note should note that, absent an applicable treaty benefit, the Notes may be treated as U.S. situs property for U.S. federal estate tax purposes. Prospective investors are urged to consult your own tax advisors regarding the U.S. federal estate tax consequences of investing in the Notes.

Prospective purchasers of the Notes should consult their own tax advisors concerning the tax consequences, in light of their particular circumstances, under the laws of the United States and any other taxing jurisdiction, of the purchase, ownership and disposition of the Notes.

Additional Note Terms

You should read this term sheet, together with the documents listed below (collectively, the “Note Prospectus”), which together contain the terms of the Notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the sections indicated on the cover of this term sheet. The Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

▪	Product supplement ARN-3, dated December 23, 2008:

http://www.sec.gov/Archives/edgar/data/352960/000119312508259302/d424b3.htm

▪	Prospectus and prospectus supplement, each dated December 15, 2008:

http://www.sec.gov/Archives/edgar/data/352960/000110465908076407/a08-30087_1f3asr.htm

Our Central Index Key, or CIK, on the SEC Website is 352960. References in this term sheet to “SEK”, “we”, “us” and “our” are to Aktiebolaget Svensk Exportkredit (Publ) (Swedish Export Credit Corporation), and references to “Merrill Lynch” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

We have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, we, any agent or any dealer participating in this offering, will arrange to send you the Note Prospectus if you so request by calling toll-free 1-866-500-5408.

Structured Investments Classification

Merrill Lynch classifies certain of the Structured Investments it offers (“Structured Investments”), including the Notes, into four categories, each with different investment characteristics. The description below is intended to briefly describe the four categories of Structured Investments offered: Principal Protection, Enhanced Income, Market Participation and Enhanced Participation. A Structured Investment may, however, combine characteristics that are relevant to one or more of the other categories. As such, a category should not be relied upon as a description of any particular Structured Investment.

Principal Protection: Principal Protected Structured Investments offer full or partial principal protection at maturity, while offering market exposure and the opportunity for a better return than may be available from comparable fixed income securities. Principal protection may not be achieved if the investment is sold prior to maturity.

Enhanced Income: Structured Investments offering enhanced income may offer an enhanced income stream through interim fixed or variable coupon payments. However, in exchange for receiving current income, investors may forfeit upside potential on the underlying asset. These investments generally do not include the principal protection feature.

Market Participation: Market Participation Structured Investments can offer investors exposure to specific market sectors, asset classes and/or strategies that may not be readily available through traditional investment alternatives. Returns obtained from these investments are tied to the performance of the underlying asset. As such, subject to certain fees, the returns will generally reflect any increases or decreases in the value of such assets. These investments are not structured to include the principal protection feature.

Enhanced Participation: Enhanced Participation Structured Investments may offer investors the potential to receive better than market returns on the performance of the underlying asset. Some structures may offer leverage in exchange for a capped or limited upside potential and also in exchange for downside risk. These underlying investments are not structured to include the principal protection feature.

The classification of Structured Investments is meant solely for informational purposes and is not intended to describe fully any particular Structured Investment, including the Notes, nor guarantee any particular performance.